UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-35293

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Central European Distribution Corporation

Full Name of Registrant

Former Name if Applicable

3000 Atrium Way, Suite 265

Address of Principal Executive Office (Street and Number)

Mt. Laurel, NJ 08054

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed).

As previously disclosed in the Current Report on Form 8-K filed by Central European Distribution Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on June 4, 2012, upon the recommendation of the Company’s management, the Company’s board of directors has concluded that the Company’s financial statements for all reporting periods from and after January 1, 2010 should no longer be relied upon primarily due to the fact that certain retroactive rebates and trade marketing expenses were not properly recorded by the Company’s principle operating subsidiary in Russia, the Russian Alcohol Group, and, as a result, the Company would restate its financial statements for the above-mentioned financial periods. Following the Company’s announcement on June 4th, the Audit Committee of the Company’s board of directors initiated an internal investigation regarding the Company’s retroactive rebates, trade marketing expenses and related accounting issues.

In connection with the intended restatement, the Company intends to file amended Annual Reports on Forms 10-K for the fiscal years ended December 31, 2010 and 2011, and amended Quarterly Reports on Forms 10-Q filed with respect to these reports filed during 2010 and 2011 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. As previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2012, Company management has made a preliminary determination that the aggregate effect of the adjustments identified will result in a cumulative reduction of each of revenue and EBITDA for the period from January 1, 2010 through December 31, 2011 of approximately $49 million, and that the adjustments identified would result in impairment charges of approximately $10 million.

The Company will not be able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 until its internal investigation is complete, as the results of that investigation could affect its financial statements for the three and six month periods ended June 30, 2012 and the comparable periods in the prior year. The Company intends to file these reports with the SEC as soon as practicable following completion of its internal investigation. Because the Company’s internal investigation is not yet complete, at this time, the Company is not able to provide an estimate when such filings will be made.

The above statements and descriptions of expected adjustments are preliminary and subject to change based, among other things, on the Company’s completions of the restatement of its financial statements discussed above.

Non-GAAP Financial Information

This Notification of Late Filing refers to EBITDA which is considered a non-GAAP financial measure. The Company’s management believes that EBITDA provides meaningful information and an alternative presentation useful to investors’ understanding of the Company’s core operating results and trends. The Company’s calculation of EBITDA may not be the same as similarly named measures presented by other companies. The Company calculates EBITDA as its net income/(loss) for the period before interest and other financial expenses, depreciation and amortization, impairment charges and income tax (benefit)/expense. This measure is not presented as an alternative to net income or operating income computed in accordance with GAAP as a performance measure, and you should not place undue reliance on such measures.

Cautionary Statement about Forward-Looking Information

This Notification of Late Filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements about the expected impact of the restatement on historical revenue and on the Company’s overall financial position and the Company’s anticipated time frame for filing restated financial statements and the Company’s internal investigation into the accounting matters. Forward looking statements are based on the Company’s knowledge of facts as of the date hereof and involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Company’s forward looking statements. Such risks include, among others, uncertainties regarding the timing of the completion of the Audit Committee’s investigation and the restatement, unanticipated accounting issues or audit issues regarding the financial data for the periods to be restated or adjusted, the inability of the Company or its independent registered public accounting firm to confirm relevant information or data, unanticipated issues which prevent or delay the Company’s independent public accounting firm from concluding the audit or that require additional efforts, procedures or review, the Company’s inability to design or improve internal controls to address the identified issues, the impact of the late filing on the Company’s compliance with certain covenants included in the Company’s debt obligations, and the impact of the restatement and the late filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, on the Company’s ongoing compliance with its legal and regulatory requirements. Investors are cautioned that forward looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements. The Company undertakes no obligation to publicly update or revise any forward looking statements or to make any other forward looking statements, whether as a result of new information, future events or otherwise, unless required to do so by securities laws. Investors are referred to the full discussion of risks and uncertainties included in the Company’s Form 10-K for the fiscal year ended December 31, 2011, including statements made under the captions “Item 1A. Risks Relating to Our Business” and in other documents filed by the Company with the SEC.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chris Biedermann		+48 22 456 60 000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of the changes in the results of operations for the periods ended June 30, 2012 and 2011 because, as indicated above in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Company is unable to prepare and review all necessary information and disclosures for such periods.

Central European Distribution Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 10, 2012	By:	/s/ Christopher Biedermann
Christopher Biedermann
Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).